SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 16

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

December 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 10 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 10 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 10 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,255,398
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,255,398
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,255,398
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 16, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6”), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8”), on April 11, 2014 by Amendment No. 9 to the Initial Schedule 13D (“Amendment No. 9”), on June 24, 2015 by Amendment No. 10 to the Initial Schedule 13D (“Amendment No. 10”), on December 18, 2014 by Amendment No. 11 to the Initial Schedule 13D (“Amendment No. 11”), on January 30, 2015 by Amendment No. 12 to the Initial Schedule 13D (“Amendment No. 12”), on June 11, 2015 by Amendment No. 13 to the Initial Schedule 13D (“Amendment No. 13”), on July 27, 2015 by Amendment No. 14 to the Initial Schedule 13D (“Amendment No. 14”) and on September 4, 2015 by Amendment No. 15 to the Initial Schedule 13D (“Amendment No. 15” and, together with Amendment No. 1 through Amendment No. 14 and the Initial Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 15.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

The information set forth in Item 6 below is incorporated into this Item 4 by reference.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended by adding the following:

(c) On December 8, 2015, Dr. Rachesky was granted a non-employee director stock option grant in the amount of 5,000 shares of the Issuer’s Common Stock at a price of $10.60 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Certain of the Reporting Persons, on the one hand, and Carl Icahn and/or certain entities affiliated with Carl Icahn (the “Icahn Reporting Persons”), on the other hand, intend to consult and/or coordinate with each other in connection with their respective potential purchases of non-convertible debt of the Issuer. Such consultation and/or coordination may continue until either the Reporting Persons or the Icahn Reporting Persons notify the other that they no longer wish to do so.

None of the Reporting Persons possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock held by any of the Icahn Reporting Persons (the “Icahn Shares”) and each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended, (the “Exchange Act”)) of all of the Icahn Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission or acknowledgement that any of the Reporting Persons or any of their respective affiliates is the beneficial owner of any of such Icahn Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons expressly disclaims the existence of and membership in a “group” (within the meaning of the Exchange Act and the rules promulgated thereunder, including Rule 13d-5(b)(1)) with any and all of the Icahn Reporting Persons.

Except for the matters described herein or as previously reported on Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 2015

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact